EXHIBIT 99.1

Stantec to design new expansion for Trillium Health Partners’ Queensway site

Facility will modernize and expand aging hospital

EDMONTON, Alberta and NEW YORK and TORONTO, Dec. 20, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Global integrated design firm Stantec was selected as the prime consultant to provide architectural, interior design, and building and civil engineering services for the new Queensway Health Centre in Toronto, Ontario. Part of Trillium Health Partners (THP), the nine-story, 600,000-square-foot patient tower will address the needs of the growing community and aging infrastructure. Once complete, the expansion will offer over 350 beds in a modern, dedicated centre for complex care and rehabilitation services.

The building design creates a healing environment with access to daylight and views supporting patients and their families throughout the patient journey, while offering intuitive wayfinding that minimizes patient travel within the facility. Landscaped outdoor spaces will serve as natural extensions of indoor patient and public spaces providing amenity space for patients, families, and staff. The building design brings a strong sense of connection to the community and reinforces the urban fabric.

The new hospital building will connect to the existing hospital complex via a pedestrian corridor.

New tower welcomes patients and visitors
The patient tower will define the northern edge of the Queensway campus, with the primary hospital building clearly visible from the north and northwest entrances. With H-shaped floor plates that reflect the use and clinical functionality of the building, the new tower rises up nine stories and provides a landmark for the community.

On the ground floor, public entrances will greet patients, families, and their visitors with check-in services, waiting areas, administration support, and retail amenities. Visitors travelling up the tower experience magnificent views of the city and Etobicoke Creek as they step off the elevator, they are quickly oriented and have a clear visual connection to the nursing units.

Abundant outdoor space for respite
Two courtyards, one open to the east and one to the west, offer a place for respite and connection to nature. The east courtyard will be shared between the public and patients, with the north half providing a landscaped amenity that respects the privacy of patient bedrooms with a mix of low stone walls and planting. The south half is an open landscaped public space with a pedestrian entrance in the southeast public lobby area.

“In designing Queensway Health Centre, our team is embracing THP’s values of Compassion, Excellence, and Courage to create a dynamic, welcoming, and sustainable facility for the community,” said George Bitsakakis, project principal for Stantec. “We believe that facility design plays a vital role in optimizing patient care and clinical services while creating positive spaces for patients, staff, and the neighboring community. We’re excited to continue our work with THP to support the health and well-being of the community.”

Additional work for Trillium Health Partners
As part of the redevelopment at Queensway, Stantec is also designing minor renovations to the existing hospital. A new central utility plant provides services to the new tower. In addition to the firm’s work at the Queensway campus, Stantec is providing planning, design, and conformance (PDC) services for THP’s new Mississauga Hospital project. The expanded hospital will significantly increase bed capacity and will modernize the delivery of healthcare. It will improve access to specialized health services for the largest hospital in the province.

Providing care across Ontario
The Queensway Health Centre is one of several major healthcare projects Stantec has designed in Ontario in recent years, including Cortellucci Vaughan Hospital’s new 1.2 million-square-foot facility, Cambridge Memorial Hospital’s new patient care wing, Brockville General Hospital’s Phase II Redevelopment Project, and Centre for Addiction and Mental Health’s Phase 1C Redevelopment. Through the power of design, Stantec is advancing health and wellness worldwide and increasing access to critical health services for everyone in the province.

Learn more about Stantec’s healthcare work here.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the services described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the services described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the services referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Danny Craig Stantec Media Relations Ph (949) 632-6319 danny.craig@stantec.com	Investor Relations Contact Tom McMillan Stantec Investor Relations Ph (780) 917-8159 tom.mcmillan@stantec.com

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